Exhibit 99.1

Media Release

IMV Inc. Announces Q3 2018 Financial Results and Investor Conference Call Details

  Achieved Initial Positive Data from Phase 2 Clinical Trial in DLBCL with Merck

  Entered into Collaboration with Merck on Phase 2 Basket Trial Across Five Indications

  Attained Multiple Milestones in Clinical Trial With Incyte Corporation

  Will Host Conference Call Today at 8 a.m. ET

Dartmouth, Nova Scotia; November 2, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today released its financial and operational results for the three- and nine-month period ended September 30, 2018.

“DPX-Survivac’s ability to generate novel targeted anti-cancer T cell responses continues to be a key value driver for IMV, and we believe it will be a cornerstone for future immunotherapy combinations,” said Frederic Ors, Chief Executive Officer of IMV. “From the initial positive data in our lymphoma trial to our collaboration with Merck on a phase 2 trial in multiple indications, our clinical program is well positioned to expand the range of patients who may benefit from novel immunotherapies, particularly in underserved cancers.”

IMV anticipates continued progress on several important milestones over the next year, which include:

  Topline data from the higher dosing cohort in the clinical trial with Incyte;

  Topline data from the triple combination phase 2 trial with Merck in diffuse large B-cell lymphoma (DLBCL);

  Initial data from the second triple combination phase 2 trial with Merck in ovarian cancer; and

  Preliminary data from the phase 2 basket trial collaboration with Merck.

IMV will host a conference call and webcast today at 8 a.m. ET. The dial-in number for the conference call is (844) 461-9932 (U.S. and Canada) or (636) 812-6632 (international) with the conference ID: 5779058. The live audio webcast is available at: https://edge.media-server.com/m6/p/rrkkk65v. The webcast will be recorded and available on the IMV website for 30 days following the call.

Clinical Program Highlights – DPX-Survivac

Ovarian Cancer

IMV’s DECIDE1 (DPX-Survivac with low dose cyclophosphamide and Epacadostat) phase 1b/2 clinical trial with Incyte reached two significant milestones: completion of enrollment of both phase 1b dosing cohorts and treatment of the first patient in the phase 2 cohort. The Company expects to announce topline data from the Phase 1b portion of the trial in the fourth quarter of 2018.

Diffuse large B-cell lymphoma (DLBCL)

IMV announced the first clinical data from the combination of DPX-Survivac and mCPA with a checkpoint inhibitor. The initial data came from the investigator-sponsored phase 2 trial evaluating DPX-Survivac, low dose cyclophosphamide, and Merck's Keytruda® (pembrolizumab) in patients with persistent or recurrent/refractory DLBCL. Significant anti-cancer activity was seen in three of the first four evaluable patients, along with a tolerable safety profile.

Merck Collaboration: Phase 2 Basket Trial

IMV announced a collaboration with Merck in a phase 2 trial that will evaluate the safety and efficacy of DPX-Survivac in combination with low-dose cyclophosphamide and Merck's Keytruda (pembrolizumab) in patients with select advanced or recurrent solid tumors across five different indications (lung (NSCLC), bladder, liver (HCC), MSI-H and ovarian). In the fourth quarter of 2018, investigators plan to initiate enrollment of more than 200 patients at multiple centers across the U.S. and Canada.

Operational Highlights of Q3 2018:

  Opening of new facility in Dartmouth, Nova Scotia: The new premises feature upgraded facilities and equipment as well as increased laboratory size and capacity. IMV has now nearly tripled its functional workspace to allow for its expanding business activities in the coming years.

  Cash position: As of September 30, 2018, cash and cash equivalents and short-term investments were $20.3 million compared to $15 million as of December 31, 2017.

Overview of Q3 2018 Financial Results

The net loss and comprehensive loss of $5,987,000 ($0.14 per share) and $14,254,000 ($0.33 per share) for the three and nine-month periods ended September 30, 2018 were $3,865,000 and $7,155,000 higher than the net loss and comprehensive loss for the three and nine-month periods ended September 30, 2017.

Research and development expenses increased by $2,556,000 and $4,774,000 for the three and nine-month periods ended September 30, 2018, respectively compared to 2017. These increases are mainly due to the two new phase 2 clinical trials with Merck in ovarian cancer and DLBCL, which started in 2018, and also costs related to the preparation for the upcoming basket trial.

General and administrative expenses increased by $981,000 and $2,059,000 for the three and nine-month periods ended September 30, 2018, respectively compared to 2017. These increases are mainly due to the various expenses related to the Nasdaq listing (legal, audit and consulting fees as well as listing fees) that are non-recurring expenses, the filing of a shelf prospectus, the increase in insurance premium following the Nasdaq listing.

Business development and investor relations expenses increased by $189,000 and $426,000 for the three and nine-month periods ended September 30, 2018, respectively compared to 2017. These increases result almost entirely from the hiring of a Senior Vice President, Business Development, in January 2018.

At September 30, 2018, the Corporation had cash and cash equivalents of $20,300,000 and working capital of $18,485,000, compared with $14,909,000 and $13,627,000, respectively at December 31,

2017. For the nine-month period ended September 30, 2018, IMV's cash burn rate, defined as net loss for the period adjusted for operations not involving cash (interest on lease obligation, depreciation, accretion of long-term debt, stock-based compensation and DSU compensation), was $11.9 million. Based on the current business plan, the Corporation forecasts the cash burn rate to be between $4-million and $4.5-million for the last quarter of 2018, depending on the timing of certain clinical expenses.

As of November 2, 2018, the number of issued and outstanding common shares was 44,999,802 and a total of 1,951,842 stock options, warrants, and deferred share units were outstanding.

The Corporation's unaudited interim condensed consolidated results of operations, financial condition and cash flows for the three and nine-months period ended September 30, 2018 and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

MEDIA

Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com

IMV INC.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(In thousands of Canadian dollars, except shares and per share amounts)

	Three-months ended		Nine-months ended
		September 30		September 30
	2018	2017	2018	2017
	$	$	$	$
Revenue
Subcontract revenue	6	--	49	--
Interest Income	119	53	300	123
Total revenue	125	53	349	123
Expenses
Research and development	3,897	1,341	8,384	3,610
General and administrative	1,923	942	4,892	2,833
Business development and investor relations	426	237	1,389	963
Government assistance	(404)	(624)	(868)	(1,003)
Accreted interest	270	279	806	819
Total operating expenses	6,112	2,175	14,603	7,222
Net loss and comprehensive loss	(5,987)	(2,122)	(14,254)	(7,099)
Basic and diluted loss per share	(0.14)	(0.05)	(0.33)	(0.19)
Weighted-average shares outstanding	43,245,779	39,901,859	43,342,664	38,183,574

IMV INC.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars except for per share amounts)
	September 30,	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$20,271	$14,909
Accounts receivable	657	261
Prepaid expenses	1,423	838
Investment tax credits receivable	920	461
Total current assets	23,271	16,469
Property and equipment	2,942	563
Total assets	$26,213	$17,032
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$4,564	$2,760
Amounts due to directors	42	21
Current portion of long-term debt	92	61
Current portion of lease obligations	87	--
Total current liabilities	4,785	2,842
Lease obligation	1,332	--
Deferred share units	1,584	1,371
Long-term debt	7,402	6,476
Total liabilities	15,103	10,689
Equity:
Share Capital	89,464	70,113
Contributed Surplus	6,164	6,375
Warrants	555	674
Deficit	(85,073)	(70,819)
Total equity	11,110	6,343
Total liabilities and equity	$26,213	$17,032